Exhibit 99.1

Golden Star Announces Share Consolidation

TORONTO, Oct. 18, 2018 /CNW/ - Golden Star Resources Ltd. (NYSE American: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") announces that its board of directors (the "Board") has approved a 5:1 consolidation of the common shares of the Company (the "Consolidation"). At a special meeting of the Company's shareholders on September 17, 2018, the Company's shareholders granted authority to the Board to effect the Consolidation with 96.62% of votes cast in favour. The common shares of the Company are expected to begin trading on a Consolidation-adjusted basis when the market opens on or about October 30, 2018.

Common shareholders will receive one post-Consolidation common share for every five pre-Consolidation common shares owned. All fractional shares created by the Consolidation will be rounded down to the nearest whole share, as provided by Golden Star's Management Information Circulated, dated August 14, 2018.

Golden Star's common share count will be reduced from approximately 544.0 million outstanding common shares to approximately 108.8 million outstanding common shares post-Consolidation.  Golden Star's common shares will continue to trade on the Toronto Stock Exchange, the NYSE American and the Ghana Stock Exchange under the existing ticker symbols but will trade under a new CUSIP. The Company believes that a reduction in the number of outstanding common shares will increase Golden Star's flexibility and competitiveness in the marketplace and may make its shares more attractive to potential investors.

Golden Star's transfer agent, American Stock Transfer and Trust Company ("AST"), will act as the exchange agent for the Consolidation.  Registered shareholders will be sent a letter of transmittal from AST as soon as practicable after the effective date of the Consolidation.  The letter of transmittal will contain instructions on how to surrender certificate(s) representing pre-Consolidation common shares to AST.  AST will forward to each registered shareholder who has sent the required documents a new share certificate representing the number of post-Consolidation common shares to which the shareholder is entitled.  Until surrendered, each share certificate representing pre-Consolidation common shares will be deemed for all purposes to represent the number of whole post-Consolidation common shares to which the holder is entitled as a result of the Consolidation.  Please contact AST for further information at +1 (800) 937-5449.

All monetary amounts refer to United States dollars unless otherwise indicated.

Company Profile

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea mines in Ghana, West Africa.  Listed on the NYSE American, the Toronto Stock Exchange and the Ghana Stock Exchange, Golden Star is focused on delivering strong margins and free cash flow from its two high grade, low cost underground mines. Gold production guidance for 2018 is 225,000-235,000 ounces at a cash operating cost per ounce of $790-830. As the winner of the PDAC 2018 Environmental and Social Responsibility Award, Golden Star is committed to leaving a positive and sustainable legacy in its areas of operation.

Cautionary note regarding forward-looking information

Some statements contained in this news release are "forward-looking information" within the meaning of Canadian securities laws and "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.  Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Forward-looking statements and information include, but are not limited to, statements and information regarding the implementation of the Consolidation; the timing of the Consolidation; the timing of the Consolidation-adjusted shares beginning trading; the change in the Company's common share count; and the ability of the Company to meet its 2018 guidance for gold production and cash operating cost per ounce.  Investors are cautioned that forward-looking statements are inherently uncertain and involve risks, assumptions and uncertainties that could cause actual facts to differ materially. Factors that could cause actual results to differ materially include risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in mineral reserves, grade or recovery rates; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and risks related to indebtedness and the service of such indebtedness.  There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these and other factors in Management's Discussion and Analysis of financial conditions and results of operations for the year ended December 31, 2017. Additional factors are included in our annual information form for the year ended December 31, 2017 which is filed on SEDAR at www.sedar.com. The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event.

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SOURCE Golden Star Resources Ltd.

View original content: http://www.newswire.ca/en/releases/archive/October2018/18/c8033.html

%CIK: 0000903571

For further information: Please visit www.gsr.com or contact: Katharine Sutton, Vice President, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 06:55e 18-OCT-18